Filed by: Sphere 3D Corp.
Commission File Number: 001-36532
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Gryphon Digital Mining, Inc.

Gryphon and Sphere Announce MSA & Agreement to

Purchase Additional Carbon Offset Credits

Bringing Total to Half a Million Credits

Gryphon and Sphere 3D have entered into a Master Services Agreement that allows
Sphere to leverage the Gryphon world class team to support the additional crypto mining equipment being purchased directly by Sphere

The Carbon credits agreement is to clean an additional 250,000 tons of carbon from the atmosphere and is in addition to the previous agreements signed by the parties

Toronto, Ontario (August 20, 2021) - Gryphon Digital Mining ("Gryphon") and Sphere 3D Corp. ("Sphere 3D")(Nasdaq: ANY), today announced that they have entered into an agreement to purchase an additional 250,000 Certified Emission Reductions ("CERs" or "Credits"), with each company purchasing 125,000 credits, subject to closing conditions (as further defined below). These credits will help support the two companies ESG commitments in light of the recently announced initiatives to substantially increase crypto mining capacity.

In addition, Sphere 3D and Gryphon have entered into a Master Services Agreement ("MSA") that will allow Sphere 3D to utilize the world class expertise of the Gryphon team for the direct purchases by Sphere 3D of crypto mining equipment while parties work towards closing their previously announced Agreement and Plan of Merger that will see the two companies merge.

"I have seen other Blockchain Industry companies follow our lead through the purchase of carbon offset credits and applaud them for doing so. We all share the same air and putting into action steps to keep that air clean is an issue that should be top of mind for all companies, regardless of industry" explains Rob Chang, CEO at Gryphon Digital Mining. "As we are finding out over the last few weeks, Sphere and Gryphon have the same passion for ESG initiatives as well as alignment on growth. We are equally as excited to lend our support in the design, implementation and management of additional mining capacity being deployed by Sphere 3D as we work towards completing the merger as expeditiously as possible".

"I think the additional credits that we purchased provides both companies with greater flexibility for locations to host the increased deliveries of crypto mining equipment we have previously announced" stated Peter Tassiopoulos CEO of Sphere 3D, adding "it was also important for us to have the Gryphon team fully engaged in our expansion initiatives so that they can support the operational execution of our crypto mining operations while we focus on getting our merger closed and become one company".

The CER sales are conditional upon the seller receiving United Nations Convention on Climate Change ("UNFCC") verification. The seller is in the process of verification of the CERs for its renewable energy facility under UNFCCC protocols. Such process is anticipated to be completed by the end of the fourth quarter of 2021.

Gryphon Digital Mining has already taken several steps towards becoming an environmentally sustainable cryptocurrency miner, including signing the Crypto Climate Accord and making its commitment public. It is one of only a handful of signatories currently, and positioned to be the first to achieve zero carbon emissions. Gryphon is working to be an industry leader in ESG-driven cryptocurrency operations, adhering to the best practices in Corporate Governance Principles to conduct its operation cleanly and responsibly. Its objective is to be the first vertically-integrated and publicly traded crypto miner with a wholly-owned 100% renewable energy supply".

To learn more about Gryphon, please visit https://gryphondigitalmining.com/.

About Gryphon Digital Mining

Gryphon Digital Mining Gryphon Digital Mining is a Bitcoin mining operation with zero carbon footprint. Gryphon's long-term strategy is to be the first vertically integrated crypto miner with a wholly-owned, 100% renewable energy supply. Gryphon provides reliable, low-cost hydro-electric powered mining with plans to expand to other renewables such as nuclear, wind, and solar power to lower mining's impact on the environment. Gryphon Digital Mining has entered into a merger agreement with Sphere 3D (Nasdaq: ANY) through which Gryphon shareholders are expected to become shareholders of Sphere 3D, which is expected to maintain its Nasdaq listing.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Sphere 3D and Gryphon, the parties intend to file a registration statement on Form F-4 (the "Registration Statement"), which will include a preliminary proxy statement of Sphere 3D and a prospectus in connection with the merger. The definitive proxy statement/prospectus and other relevant documents will be mailed to shareholders of Sphere 3D as of a record date to be established for voting on the merger. Stockholders of Sphere 3D and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, the definitive proxy statement/prospectus in connection with Sphere 3D's solicitation of proxies for the special meeting to be held to approve the merger, and other documents filed with the SEC by Sphere 3D and Gryphon, because these documents will contain important information about Sphere 3D, Gryphon, and the merger. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario, M3C1W3, Canada. These documents, once available, and Sphere 3Ds annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC's internet site (http://www.sec.gov).

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed merger or an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This press release is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Participants in the Solicitation

Sphere 3D, and its directors, executive officers, other members of management and employees and Gryphon, and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sphere 3D in connection with the proposed merger. A list of the names of those directors and executive officers and a description of their interests in Sphere 3D will be included in the proxy statement/prospectus for the proposed merger and will be available at www.sec.gov free of charge. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed merger when available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. These forward-looking statements are typically identified by terms and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," or similar expressions.

These forward-looking statements include references to assumptions and relate to the future prospects, developments, and business strategies of Gryphon and Sphere 3D. These forward-looking statements are largely based on the current expectations and projections about future events and trends that are expected to affect the financial condition, results of operations, business strategy, and short-term and long-term business operations and objectives of Gryphon and Sphere 3D. Forward-looking statements contained in this press release include, but are not limited to, statements concerning the following: (i) the expectation that Gryphon will be able to raise the capital necessary to finance the purchase of the bitcoin miners, (ii) the expectation that Gryphon and or Sphere 3D will satisfy the conditions and requirements of the respective purchase agreements, (iii) the anticipated benefits of the merger transaction with Sphere 3D; (iv) the current and future build out and acquisition plans of Gryphon and Sphere 3D; (v) expected mining capacity in the future; (vi) the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete bitcoin mining programs and opportunities relating to or resulting from the merger),  (vii) the nature, potential approval and commercial success of the combined company and its planned bitcoin mining operations; and (viii) other statements about the business plans, business strategies and operations of the combined company in the future.

Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to: (i) the inability of Gryphon to successfully raise the capital necessary to pay the purchase price for the bitcoin miners, (ii) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger transaction or delay in the closing of the merger transaction, including the failure of Sphere 3D's stockholders to adopt the merger agreement and approve related issuances of its securities; (iii) the ability to recognize the anticipated objectives and benefits, including any tax benefits, of the proposed merger transaction; (iv) changes in applicable laws, regulations or permits affecting Gryphon and Sphere 3D's operations or the industries in which each operate, including regulation of cryptocurrency; (v) risks related to failure to obtain adequate financing on a timely basis and on acceptable terms with regard to growth strategies or operations; (v) fluctuations in the market pricing of cryptocurrencies; (vii) loss of public confidence in cryptocurrencies; (viii) the potential of cybercrime, money laundering, malware infections and phishing, and the costs associated with such issues; (ix) the potential of cryptocurrency market manipulation; (x) the economics of mining cryptocurrency, including as to variables or factors affecting the cost, efficiency and profitability of mining; (xi) the availability, delivery schedule and cost of equipment necessary to grow the business and operations of Gryphon, including mining equipment, (xii) the possibility that the combined company may be adversely affected by other economic, business or competitive factors, including factors affecting the industries in which they operate or upon which they rely and are dependent; (xiii) an inability to expand successfully to  new facilities, mine other cryptocurrencies or otherwise expand the business; (xiv) changes in tax regulations applicable to Gryphon or Sphere 3D or their respective assets; (xv) any potential litigation involving either or both of Gryphon or Sphere 3D; (xvi) costs and expenses relating to cryptocurrency transaction fees and fluctuation in cryptocurrency transaction fees; (xvii) other risks and uncertainties related to the business plan, business strategy, acquisition strategy and buildout strategy of Gryphon and Sphere 3D; (xviii) risks related to Sphere 3D's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; (xix) the cash balances of the combined company following the closing of the merger; (xx) the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; (xxi) the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders or Gryphon stockholders could own more or less of the combined company than is currently anticipated; (xxii) the potential economic fallout resulting from the COVID-19 outbreak; and (xxiii) the risks, uncertainties, and other factors detailed from time to time in Sphere 3D's reports filed or furnished with the U.S. Securities and Exchange Commission. The actual results, performance, or achievements of Gryphon and Sphere 3D could differ materially from the results expressed in, or implied by, any forward-looking statements.

In addition, the forward-looking statements included in this press release represent Sphere 3D and Gryphon's views as of the date hereof. Sphere 3D and Gryphon anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D and Gryphon may elect to update these forward-looking statements at some point in the future, Sphere 3D and Gryphon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D or Gryphon's views as of any date subsequent to the date hereof.

Gryphon Contact: media@gryphonmining.com

Media Contact: gryphon@transformgroup.com

Gryphon Investor Contact:
Rob Chang

Gryphon Digital Mining

1(877) MINE-ESG

1(877) 646 - 3374

invest@gryphonmining.com

Sphere 3D Contact:

Kurt Kalbfleisch
1(858) 495-4211
Investor.relations@sphere3d.com